UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Aerogrow International, Inc.
(Name of Issuer)
Common Stock, $0.001 per value per share
(Title of Class of Securities)
00768M103
(CUSIP Number)
April 11, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 00768M103

1.	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1 The Peierls Foundation, Inc. Taxpayer I.D. No. 13-6082503
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person with:	5.	Sole Voting Power: 44,768,7542
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 44,768,7542
	8.	Shares Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,768,7542
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.793%
12.	Type of Reporting Person (See Instructions) CO

1 Joint filing pursuant to Rule 13d-1(k)(1).  This Schedule 13G is filed by the Peierls Foundation, Inc. (the “Foundation”).  This Schedule 13G is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation, and Brian E. Peierls, the Vice President and a Director of the Foundation.  E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of securities held by the Foundation, as well as securities held by a trust of which E. Jeffrey Peierls and Brian E. Peierls are co-trustees.
2 Consists of 36,768,754 shares of common stock and 8,000,000 shares of common stock which may be acquired upon exercise of warrants, which are exercisable immediately.

CUSIP No. 00768M103

1.	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only) E. Jeffrey Peierls
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person with:	5.	Sole Voting Power: 6,715,3133
	6.	Shared Voting Power: 61,892,8094
	7.	Sole Dispositive Power: 6,715,3133
	8.	Shares Dispositive Power: 61,892,8094
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 68,608,122
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.372%
12.	Type of Reporting Person (See Instructions) IN

3 Consists of 5,515,313 shares of common stock and 1,200,000 shares of common stock underlying warrants, which are exercisable immediately.
4 Consists of 50,832,809 shares of common stock and 11,060,000 shares of common stock underlying warrants, which are exercisable immediately.

CUSIP No. 00768M103

1.	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only) Brian E. Peierls
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person with:	5.	Sole Voting Power: 7,722,6105
	6.	Shared Voting Power: 48,686,0206
	7.	Sole Dispositive Power: 7,722,6105
	8.	Shares Dispositive Power: 48,686,0206
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,408,630
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 13.531%
12.	Type of Reporting Person (See Instructions) IN

5 Consists of 6,342,610 shares of common stock and 1,380,000 shares of common stock underlying warrants, which are exercisable immediately.
6 Consists of 39,986,020 shares of common stock and 8,700,000 shares of common stock underlying warrants, which are exercisable immediately.

Item 1.  Name and Address of Issuer.

(a),(b)	Amount beneficially owned: See Item 9 of Cover Pages. Name and address of principal executive offices of Issuer: Aerogrow International, Inc. 6075 Longbow Drive Suite 200 Boulder, CO 80301

Item 2.

The Peierls Foundation, Inc.

(a)	Name of person filing: The Peierls Foundation, Inc.

(b)	Residence or Business Address: c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036

(c)	Citizenship: New York, USA entity

(d)	Title and Class of Securities: Common Stock, $.001 par value

(e)	Name of person filing: 00768M103

E. Jeffrey Peierls

(a)	Name of person filing: E. Jeffrey Peierls

(b)	Residence or Business Address: 73 S. Holman Way Golden, CO 80401

(c)	Citizenship: USA

(d)	Title and Class of Securities: Common Stock, $.001 par value

(e)	Name of person filing: 00768M103

Brian E. Peierls

(a)	Name of person filing: Brian E. Peierls

(b)	Residence or Business Address: 7808 Harvestman Cove Austin, TX 78731

(c)	Citizenship: USA

(d)	Title and Class of Securities: Common Stock, $.001 par value

(e)	Name of person filing: 00768M103

Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages.

(b)	Percent of class: See Item 11 of Cover Pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5-9.  Ownership of Five Percent or Less of a Class

N/A

Item 10.  Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 23, 2012	The Peierls Foundation, Inc.

	By:	/s/ E. Jeffrey Peierls
E. Jeffrey Peierls, President

E. Jeffrey Peierls
E. Jeffrey Peierls, Individually

Brian E. Peierls
Brian E. Peierls, Individually